SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February 2012

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

INVESTOR CONTACTS investor.relations@homex.com.mx Vania Fueyo Investor Relations Officer +5266-7758-5838 vfueyo@homex.com.mx

Homex Announces Successful Placement of Private Offering of U.S.$400 million 9.750% Senior Notes due 2020

Culiacán, Sinaloa, Mexico, February 07, 2012 – Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the “Company”) announced today the completion of a private offering of U.S.$400 million of 9.750% Senior Notes due 2020 (the “Senior Notes”). The Company intends to use the proceeds of the offering principally to repay existing short-term indebtedness, or approximately 32 percent of its total outstanding debt.

The successful placement of the Senior Notes, reaffirms investors’ recognition of Homex’ strong position in the homebuilding sector in México and Brazil, and reflects the market’s confidence in the Company’s new projects in relation to its infrastructure division, as well as Mexico’s positive housing outlook.

The issuance of the Senior Notes strengthens the Company’s balance sheet, extending the average maturity of its debt obligations from an average of 3.6 years to an average of 5.5 years while maintaining healthy financial ratios.

“We are satisfied with the completion of this transaction in all aspects of the refinancing, which we believe highlights the financial strength of the Company and reflects the confidence the market has in our operations and in our record of sustained strong performance, in the middle of some of the most challenging economic conditions in recent times,” commented Carlos Moctezuma, Chief Financial Officer of Homex. “This issuance positions us well to start the year 2012 with a more flexible balance sheet, and we will continue to look for opportunities to follow our conservative strategy to favor cash generation to maintain and improve our financial position and to reduce leverage ratios,” added Moctezuma.

The Senior Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or for the account or benefit of any United States citizen or in any way distributed in the United States absent registration or an applicable exemption from registration requirements. The Senior Notes were offered only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act.

The Senior Notes may not be offered or sold in México absent an exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores). The information contained in the offering materials is exclusively the responsibility of Homex and has not been reviewed or authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or the “CNBV”). The terms and conditions of the offer of the Senior Notes will be notified to the CNBV for informational purposes only and such notice does not constitute a certification as to the investment value of the Senior Notes or of the solvency of Homex.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Senior Notes in the United States. The Senior Notes will not be sold in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country. In 2010, Homex consolidated its Mexico´s operations merging the affordable and middle income segments into the Mexico Division. In addition, during 2010, the Infrastructure Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division

Homex’s reports and other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. Homex cautions you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, Homex claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 7 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer